Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(US dollars, in accordance with Canadian GAAP)
Prepared March 28, 2007 for the year ended December 31, 2006. The following discussion of the financial condition and results of operations of Peru Copper Inc. (the “Company” or “Peru Copper”) should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2006. This discussion and analysis includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as C$.
Except for statements of fact this document contains forward-looking statements that involve risks and uncertainties. Peru Copper’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information.”
As a Canadian public company Peru Copper is required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral reserves and resources is based upon the required standards in Canada and differs from the requirements of the United States Securities and Exchange Commission (“SEC”). The mineral resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC. See “Cautionary Notes to U.S. Investors” at the end of this document for additional information.
Forward-Looking Information
This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions and estimates made by and information currently available to the Company, which involve a number of risks and uncertainties.
When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “project”, “intend” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements relate to, among other things; the outcome of outstanding litigation, claims and administrative proceedings, resource and reserve estimates, currency fluctuations, regulatory compliance, the sufficiency of current working capital, the estimated cost and expenditures and availability of funding for the continued development of the Company’s exploration property.
Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In evaluating these statements readers should specifically consider these risks, as well as those risks set out under “Risk Factors” in the Company’s annual information form, which is available at www.sedar.com. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

The Company undertakes no obligation to supplement, amend, update or revise any of the forward-looking statements contained herein if circumstances or management’s beliefs or estimates change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.
Corporate Structure
Peru Copper was incorporated on February 24, 2004 under the Canada Business Corporations Act. Peru Copper conducts its business through its wholly-owned subsidiary, Peru Copper Syndicate Ltd., a Cayman Islands company which beneficially owns 100% of Minera Peru Copper S.A., a Peruvian company (“Minera Peru Copper”). On June 11, 2003, Minera Peru Copper executed an option agreement (the “Toromocho Option Agreement”) whereby it acquired exploration rights and a five year option to acquire development rights with respect to 47 mineral concessions located in Morococha, a historical mining district in central Peru (the “Toromocho Project”). On October 16, 2006, Minera Peru Copper acquired Minera Centenario S.A.C (“Centenario”), a Peruvian company and the owner of 30 additional concessions in the Morococha region. Also, on October 16, 2006, Minera Peru Copper entered into an option agreement with Sociedad Minera Austria Duvaz S.A.C., a privately held Peruvian company (“Austria Duvaz”) to purchase an additional group of 30 concessions.
On October 6, 2004, the Company completed its initial public offering and commenced trading of its common shares on the Toronto Stock Exchange under the symbol “PCR”. On April 19, 2005, the Company commenced trading its common shares on the American Stock Exchange under the symbol “CUP”; and on January 16, 2006, the Company commenced trading its common shares on the venture capital segment of the Lima Stock Exchange under the symbol “CUP”.
2006 Company Highlights
On February 9, 2006, the Company announced the completion of its pre-feasibility study on the Toromocho Project by SNC-Lavalin Chile S.A. (“SNC-Lavalin”). A subsequent updated mineral reserve and resource estimate, which was prepared by Independent Mining Consultants Inc. (“IMC”) in Tucson, Arizona, indicated an average annual production rate of 274,879 tonnes of copper and 5,235 tonnes of molybdenum, for a Net Present Value (“NPV”) of $922 million from commencement of construction and an after-tax Internal Rate of Return of 16.7%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers. Economic returns are based on FOB terms at the port of Callao, Lima, Peru.
On March 11, 2006, a new mineral reserve and resource estimate for the Toromocho Project was prepared by IMC, which includes 465.4 million tonnes of proven reserves and 909.5 million tonnes of probable reserves at an average copper equivalent of 0.71% and an additional 601 million tonnes as a measured and indicated resource at an average copper equivalent of 0.57%. The study also reported 151 million tonnes of inferred mineralized material at an average copper equivalent of 0.61%. An updated Technical Report pursuant to Canada’s National Instrument 43-101 was filed on March 27, 2006.

On March 16, 2006, Minera Peru Copper entered into a framework agreement with Austria Duvaz. Pursuant to the framework agreement and after a due diligence review, Minera Peru Copper entered into two agreements with Austria Duvaz.
On March 31, 2006, the Company reported that $40.2 million of additional capital had been raised through the exercise of share purchase warrants and share purchase options.
On May 16, 2006, the Company announced the appointment of Armando Arrieta Muñoz, a partner of the Peruvian law firm of Muñiz, Ramírez, Pérez-Taiman & Luna Victoria, as the Company’s Director of Peruvian Legal Affairs.
On May 23, 2006, the Company announced that the Government of Peru issued the Supreme Decree 027-2006-AG reserving up to 34.7 million cubic meters per year of water for the Toromocho Project.
On June 5, 2006, the Company announced the appointment of Thomas G. White as the Company’s Vice-President of Development.
On June 20, 2006, the Government of Peru issued Supreme Decree 032-2006-EM announcing that it would provide the necessary support and guarantees to fulfill the requirements of the Toromocho Option Agreement, as further described in the “Overview” section.
On June 21, 2006, the Company announced that the Regional Government of Junin declared its support for the Toromocho Project in Regional Ordinance 041-GRJ/CR, which was published in “El Peruano”, the official Government newspaper.
On June 28, 2006, the Company announced that it has signed an agreement with Peru’s Ministry of Energy and Mines and Proinversion (a government agency promoting private investment in Peru) to fund the construction of a water treatment plant for the treatment of acid drainage water from the Kingsmill Tunnel. The tunnel was constructed to drain mine workings of acid water and it crosses beneath mining concessions in the Morococha mining district. The Company has deposited $15 million in escrow to fund the design, construction and start-up of the treatment plant. On September 14, 2006, the Company announced that it had commissioned AMEC S.A., to conduct a Feasibility Study and Environmental Impact Assessment for the construction of this water treatment plant.
On June 30, 2006, the Company announced that its Chief Financial Officer, Thomas J. Findley, resigned for health reasons and would be leaving the Company at the end of July 2006.
On July 28, 2006, the Company announced the appointment of H. Eric Peitz as the Company’s new Chief Financial Officer effective August 1, 2006.
On August 28, 2006, the Company announced that it had commissioned Aker Kvaerner Metals (“Aker Kvaerner”), in Tucson Arizona to conduct a Feasibility Study for its Toromocho Project. The Company currently estimates that the study should be completed by year-end 2007.
On October 3, 2006, the Company acquired an option to purchase 1,350 hectares from the Yauli community for future use as a tailings deposit site. The terms of the agreement provide that the Company will contribute nearly $0.7 million toward community projects (of which $0.25 million was paid in 2006). The balance of $0.45 million will be paid to the community on or before October 4, 2009.
On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Empresa Minera del Centro del Peru S.A. (“Centromin”). The resolution relates to land located within the boundaries of the Toromocho Option. In exchange for abandoning a legal action against Centromin, the Company contributed land, equipment and facilities valued at $1.95 million, to the Pucara community and in January 2007, the Company made a cash payment in the amount of $1.86 million to the community.
On October 13, 2006, the Company completed its six-month due diligence review of the Morococha mining concessions of Austria Duvaz and acquired an option agreement to purchase 30 mining concessions held by Austria Duvaz. Austria Duvaz owns an estimated 225 hectares of mining concessions in the Morococha mining district. Approximately 60 hectares are directly adjacent to the concessions that comprise the Toromocho pit as delineated in the Company’s Pre-Feasibility Study.
On October 16, 2006, the Company, through a share purchase agreement with Austria Duvaz, purchased 100% of the share capital of Centenario, thereby acquiring control over 26 mining concessions and ownership interests in another 4 concessions.
On October 24, 2006 the Company announced that its Chief Executive Officer, Charles G. Preble, resigned effective December 31, 2006.
On December 18, 2006, Peru Copper announced that it had made a new discovery adjacent to the Toromocho deposit. The Company is continuing to define it by drilling a copper-zinc skarn zone located immediately south-east of its existing copper deposit. The skarn is peripheral to the extensive breccia pipe that hosts the Toromocho porphyry copper deposit.
Subsequent Events
On January 3, 2007, the Company announced that a second copper-zinc zone is being drill tested immediately north of the Toromocho orebody. This skarn mineralization is peripheral to the large collapsed breccia pipe which hosts most of the two billion tonne Toromocho copper orebody.
On January 4, 2007, the Company announced the appointment of Gerald Wolfe to the position of President, Chief Executive Officer and Director of the Company effective January 15, 2007.
On February 5, 2007, the Company announced that it received favorable results from its recent column leach testing at the Toromocho copper deposit. These preliminary test results suggest that the geology of the Toromocho orebody maybe particularly suited to an initial heap leach operation followed several years later by flotation concentration, which could result in a significantly smaller upfront investment from the Company, as well as a shorter timeframe to copper production.

Overview
Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Centromin, a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project. On December 15, 2006 Centromin assigned its rights and obligations of the Toromocho Option to Activos Mineros S.A.C. (“Activos Mineros”), a Peruvian state-owned company. The Toromocho Project is a deposit of porphyry copper situated in Morococha, a historical mining district located in the central region of Peru. Subsequently, the Company entered into three addendums to the Toromocho Option Agreement, one on November 12, 2003 authorizing the Company to enter into an option agreement for the assignment of mining rights with Sociedad Minera Corona S.A., now known as Compañia Minera Argentum (“ Compañia Argentum”), another on August 26, 2004 whereby the term of the Option Agreement was extended for one additional year and some terms were amended, and the last on June 12, 2006 obligating the Company to fund the design and construction of a water treatment plant to treat acid drainage water from the Kingsmill Tunnel. The Toromocho Option Agreement has an initial one-year term with four possible annual extensions, expiring on June 11, 2008. In 2006, the Company provided Centromin with notice to extend the agreement for a fourth year.
Pursuant to the agreement, the Toromocho Option requires the Company to fulfill certain minimum expenditure requirements of $12 million over a five-year period, in order to maintain the option in good standing. In the first two contract years, ending June 10, 2005, Peru Copper spent $14.3 million, meeting its minimum investment requirement for the entire five year Toromocho Option period.
According to the terms of the Toromocho Option agreement, the Company may exercise the option in one of two ways. The first is to demonstrate to Activos Mineros that a bankable Feasibility Study has been completed (the Company anticipates its bankable Feasibility Study will be completed by year-end 2007) and that a qualifying financial institution, acceptable to Activos Mineros, is willing to provide the required financing to develop the Toromocho Project according to the terms laid out in the Feasibility Study. The second would be to show Activos Mineros that the Company has established an operation of at least 10,000 tonnes a day and has completed a bankable Feasibility Study. For either of these alternatives the Company would have to show that it has at least a $100 million shareholders’ equity balance at the time of the option was exercised.
Upon meeting the exercise requirements through one of the alternatives mentioned above and exercising the Toromocho Option, Peru Copper would enter into a Transfer Agreement with Activos Mineros to transfer Activos Mineros’ interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit to Activos Mineros, upon exercise of the Toromocho Option, in the amount of $30 million. The performance bond or letter of credit, as the case may be, will have a one-year term, renewable yearly for a maximum term of five years, and its amount will be reduced in proportion to the actual investment commitment. Additionally, the Transfer Agreement requires that the Company expend, within five years of exercising the Toromocho Option, a minimum of 70% of the investment necessary, as stated in the Feasibility Study, to economically develop the concessions. Failure to meet the 70% expenditure threshold would result in the Company having to pay a cash penalty of 30% of the investment necessary to the Environmental Health Fund of Activos Mineros.
Pre-Feasibility Study and National Instrument 43-101 Technical Report
On February 9, 2006 the Company announced the completion of the Pre-Feasibility Study by SNC-Lavalin and on March 27, 2006 the Company filed an update to the Pre-Feasibility Study pursuant to Canada’s National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101 Technical Report), which was prepared by John Marek, President and Senior Mining Engineer of Independent Mining Consultants Inc. (“IMC”) in Tucson, Arizona, who is an independent qualified person pursuant to the NI 43-101 requirements.
The Company has calculated the following information based on data provided in the NI 43-101 Technical Report. The average annual production rate is estimated to be 274,879 tonnes of copper and 5,235 tonnes of molybdenum for 22 years, based on proven and probable reserves. The estimated NPV is $922 million from commencement of construction with an after-tax IRR of 16.7%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers. Economic returns are based on FOB terms at the port of Callao, Lima, Peru.
Capital Costs
Based on the Pre-Feasibility Study, the total capital expenditures for the Toromocho Project are estimated (to an intended overall level of accuracy of —10% to +25%) at $1.524 billion and are segmented as follows(The NI 43-101 Technical Report assumed the same capital expenditures):

$ millions
Mine capital cost	$231.8
Direct capital cost	784.2
Indirect capital cost	242.8
Owner, tailings and SX-EW (Solution
extraction/electrowinning) capital cost	265.2

TOTAL	$1,524.0

Operating Costs
Pretax operating costs for the mine-site at Toromocho are estimated to be $0.47 per pound ($1,036 per tonne) of copper produced over the life of the mine. The cost including worker’s participation, government royalties and income taxes is estimated to be $0.65 per pound ($1,429 per tonne) of copper produced.
The Pre-Feasibility Study assumed a Peruvian income tax rate of 30%, a worker’s participation payment of 8% of pretax profits, and a flat exchange rate of 3.31 Peruvian nuevos soles to the U.S. dollar, and the same assumptions were used in the NI 43-101 Technical Report.

Reserves and Resources
A Canadian public company is required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral reserves and resources is based upon the required standards in Canada and does not meet the requirements of the SEC. The mineral reserves and resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.
Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources
This section uses the terms “Proven Reserves,” “Probable Reserves,” “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” and “Inferred Mineral Resource.” U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.
U.S. investors are cautioned not to assume that all or any part of Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
The NI 43-101 Technical Report contains mineral reserve and resource estimates prepared by IMC in Tucson, Arizona. IMC’s estimate of reserves and resources for Toromocho includes 465.4 million tonnes of proven and 909.5 million tonnes of probable mineral reserves, 64.0 million tonnes of measured and 537.3 million tonnes of indicated mineral resources, and an additional 151 million tonnes of inferred mineral resources.
The NI 43-101 Technical Report’s financial model assumes a 22 year period of operation beginning in 2010 and is based on proven and probable reserves. Additional resources would extend the life of the project.

Toromocho Project
Mineral Reserves and Resources as of March 20, 2006 (1)

	Total Mineral Reserves
		Total Cu	Moly	Silver	Equivalent
Category	Ktonnes	%	%	gm/t	Copper % (6)

Proven (2)(3)	465,384	0.57	0.021	6.54	0.80
Probable (2)(3)	909,571	0.48	0.016	7.33	0.67

Proven + Probable (4)	1,374,955	0.51	0.018	7.06	0.71

	Mineral Resources in Addition to Reserves
Category		Total Cu	Moly	Silver	Equivalent
0.27%Eqcu Cutoff	Ktonnes	%	%	gm/t	Copper % (6)

Measured (2)	64,049	0.41	0.013	6.55	0.58
Indicated (2)	537,212	0.37	0.016	6.85	0.57

Measured + Indicated (5)	601,361	0.37	0.016	6.82	0.57

Inferred (5)	151,000	0.46	0.010	7.85	0.61

Notes:

(1)	The NI 43-101Technical Report complies with Canadian regulations. Mineral resource classifications are, in all material respects, based upon the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum, which appears in CIM Definitions Standards — On Mineral Resources and Mineral Reserves dated December 11, 2005, as amended.

(2)	Metal prices for mineral reserves and resources; $0.90/lb copper, $6.00/lb molybdenum, $5.50/OZ silver.

(3)	Cutoff grades for mineral reserves vary over time and are based on flotation cutoffs that range from $4.22 to $3.52 net smelter return per tonne and leach cutoffs that range from 0.44% to 0.085% soluble copper.

(4)	Proven and probable mineral reserves under Canadian standards do not have demonstrated economic viability in the United States and are not mineral reserves in the United States.

(5)	Measured, Indicated, and Inferred resources are not mineral reserves and do not have demonstrated economic viability.

(6)	Equivalent Copper on this Table is based on copper + 9.70 x molybdenum + 0.0007 x Silver ($1.00/lb Copper, $10.00/lb Mo, $5.50/oz Silver). Heap Leach Ore receives no credit for Molybdenum or Silver content in the equivalent copper calculation.

Mining
The Company believes that the mining process will be typical of a large porphyry open pit operation. The production schedule is estimated to deliver a nominal 150,000 tonnes-per-day (54.75 million tonnes per year) of sulfide mill ore to the primary crushers at full capacity, while other material is stockpiled or leached.
The Toromocho Project has an overall waste stripping ratio of about 0.46 to 1 (including the low grade stockpiles in the devisor). In addition, pre-mine stripping is only about 62 million tonnes and is expected to be accomplished in the year before milling operations begin.
Production
Based on the mine plan, presented in the NI 43-101 Technical Report, the Company estimates annual average production of 257,158 tonnes of copper in concentrate and 17,721 tonnes of copper in cathode for a total of 274,879 tonnes, or 606 million pounds, over an estimated 22 year mine life. Metallurgical testing has been successful in producing copper concentrates using a traditional flotation process. Using locked cycle flotation test results on representative rock type composites and estimates of percentage contribution of the rock types to the mineable resource, average recoveries to final concentrate of copper, silver and molybdenum are estimated to be 89.5% for copper, 56.5% for silver and 52.3% for molybdenum. The estimated copper content of the copper concentrate is 26.5%.
Infrastructure
The Toromocho Project can be accessed by the paved central highway or the central railway, both of which connect the Morococha mining district to Lima and La Oroya. The distance from Lima to Morococha is approximately 142 kilometers by road and approximately 173 kilometers by rail. The distance east to La Oroya is approximately 32 kilometers by road and approximately 35 kilometers by rail.
Power is currently available in Morococha. However, additional power lines would be required to supply adequate power to mining operations on the scale of the Toromocho Project. The electricity market in Peru is deregulated and there are a number of potential suppliers of power to the Toromocho Project. It is planned that power will be taken from the 220 kV substation located at Pachachaca and transmitted to the site via a 9 km. transmission line.
On May 23, 2006, the Government of Peru issued Supreme Decree 027-2006-AG reserving 34,700,000 cubic meters per year of ground waters from the aquifers of the Rumichaca, Huascacocha and Pucará sub-basins of the Mantaro river basin in favour of the Toromocho Project for a two-year term. The Company is evaluating these water sources that make use of surface and underground water in the immediate area of the Toromocho Project in the Morococha district. Based on this evaluation, the Company will apply for the appropriate water use licenses.
The Company is also evaluating the selection of tailings storage locations. Several areas are available in the immediate area of the Toromocho Project for tailings, mine waste and stockpile storage. Based upon these preliminary evaluations, there appears to be sufficient room for storage of tailings, waste, leach, and stockpile material.
Next Steps to Development
To continue the development of the Toromocho Project, the Company has undertaken several key initiatives to ensure that it meets its necessary obligations and continues to develop the project according to plans established by management. Highlights of these key initiatives are presented below:
In the third quarter of 2006, the Company hired Aker Kvaerner to conduct a bankable Feasibility Study. The study will update and refine key assumptions, conclusions, and recommendations from the pre-feasibility study that was completed earlier. The Feasibility Study was commenced in August of 2006 and is expected to be completed by the end of 2007.
While work is being done on the Feasibility Study, the Company is continuing with its plans to fulfill the terms to exercise the Toromocho Option. Exercising the option requires the Company to meet different requirements pursuant to the agreement as well as to put up a $30.0 million performance bond guarantee.
The Company is required to meet one of two alternative requirements before it can exercise the Toromocho Option Agreement. One is to present to Activos Mineros a Feasibility Study and evidence that a qualifying financial institution is willing to finance the project based on the terms of the Feasibility Study. The second alternative is to show that the Company or one of its subsidiaries has initiated a 10,000 tonnes per day operation and completed a full Feasibility Study. In addition, the Company is required, under either alternative, to have a shareholder equity balance of no less than $100 million, at the time the option is exercised.
Throughout 2007, the Company will continue to evaluate both the use of the Feasibility Study to obtain additional financing or the possibility of completing the Feasibility Study and initiating a 10,000 tonne per day operation.
To complete the Feasibility Study and continue the development of the Toromocho Project additional financing is needed. Management has developed a plan to obtain financing and is actively seeking and evaluating different financing options. Management believes that given the strength of the project, the current condition of the international copper and mineral’s market, and other economic conditions, additional financing will be obtained. However, there is no assurance that such financing will be obtained in 2007 or that it will adequately meet the Company’s anticipated needs.
Besides the exercise of the Toromocho Option, the Company will have to complete the resettlement of the residents of Morococha and resolve any issues with Pan American Silver, as both the Morococha community and Pan American Silver are presently occupying the land that will be developed.
The Company is developing a plan for the resettlement of the community, in cooperation with governmental and community leaders. Key issues include the purchase of homes and businesses in Morococha, the design and construction of a new town, and the logistics of moving the community to its new location. Throughout 2007, the Company will continue studying and evaluating the timeframe and costs associated with this resettlement.

Pan American Silver currently occupies certain parcels of land which are subject to the Toromocho Option Agreement. According to the terms of the option agreement, the rights granted to the Company supersede those of Pan American Silver. The Company anticipates that additional issues with Pan American Silver will surface and will be resolved. However, the Company has no assurances that these issues, if not resolved, could have an adverse affect on the development of the Toromocho Project.
Results of Operations
For the Year Ended December 31, 2006
The Company prepares its financial statements in U.S. dollars and in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”). In 2006, the Company recorded a loss of $3.3 million as compared to a loss of $3.4 million in 2005.
Contributing to the Company’s loss was an increase of $0.8 million in administrative expenses from $4.3 million in 2005 to $5.1 million in 2006. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The increase in administration expenses was primarily due to increases in stock-based compensation and professional fees.
Stock based compensation increased by $0.3 million from $1.8 million in 2005 to $2.1 million in 2006. The increase was due to the vesting of options to directors, officers, employees and consultants. The Company capitalizes all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project and expenses all other stock-based compensation.
Professional fees increased by $0.4 million to $1.4 million due to costs associated with Sarbanes-Oxley certification, an increase in costs associated with investment banking expenses and other fees related to the continued development of the Toromocho Project.
Additionally, the Company incurred small increases in management fees of $0.3 million and travel expenses $0.1 million between years ended 2005 and 2006 due to new management members joining the Company and travel related to the Feasibility Study.
Expenses were offset by $1.8 million of interest earned on cash balances and a $0.2 million foreign exchange gain.
Capitalized Expenses
All of the Company’s $33.0 million of exploration expenses during 2006 have been capitalized under Canadian GAAP to exploration properties and all administration expenses of the Company have been expensed.
The bulk of the capitalized expenses for 2006 were related to $17.9 million in acquisition and lease costs associated with the acquisition of Centenario. In accordance with the share purchase agreement signed with Austria Duvaz, the

Company gained 100% control of Centenario and its stake in 30 concessions located in the Morococha mining district.
Also, contributing to the capitalized expenses were supplies and general expenses of $5.6 million that were related to costs associated with the accelerated development of the Toromocho Project. Salaries and consulting totaled $4.2 million for the year ended December 31, 2006 due to the approximately 55 employees and several consultants working on the Toromocho Project.
Additional costs included drilling expenses of $1.9 million, value added taxes of $1.4 million due to the increased purchases of supplies and there was a $1.0 million in stock-based compensation for workers and consultants working directly on the project.
The increase in capitalized expenses from of $15.8 million from the year-ended 2005 to the year-ended 2006 was largely related to the acquisition of Centenario along with increases in stock-based compensation and general Toromocho Project expenses. These increases were partially offset by a reduction of $4.3 million in drilling expenses and a reduction of $0.5 million in assay sampling and testing from year-end 2005 to year-end 2006.
Cash Flows
Cash used in operating activities in the year ended December 31, 2006 was $2.3 million as compared to cash flow used in operating activities of $2.4 million for the year ended December 31, 2005. The change in cash used in operating activities correlates with the Company having a smaller net loss for the period.
Cash used in investing activities in the year ended December 31, 2006 was $30.9 million compared to $17.7 million at year-end 2005. The increase was primarily due to $14.9 million being deposited into an escrow account for the development of the Kingsmill Tunnel water Treatment Plant.
Cash from financing activities in the year ended December 31, 2006 was comprised of $42.2 million from the exercise of 20.1 million share purchase warrants and 1.4 million share purchase options. Cash from financing activities in the year ended December 31, 2005 was comprised of $6.3 million from the exercise of 3.7 million warrants, broker warrants and agent options.
Analysis of the Fourth Quarter 2006
For the fourth quarter of 2006 the Company recorded a loss of $0.9 million as compared to a loss of $1.3 million in the fourth quarter of 2005. The difference primarily relates to an increase in interest income of $0.3 million, from $0.2 million in the fourth quarter of 2005 to $0.5 million in the current quarter. This increase in interest income was off set by increases in expenses between the current quarter and the fourth quarter of 2005.
In the current quarter, stock-based compensation of $0.6 million was recorded as compared to $0.5 million in the fourth quarter of 2005. Management Fees also increased from a recorded $0.2 million in the fourth quarter of 2005 to $0.3 million in the current quarter. Other significant increases included travel expenses, which increased from $0.06 million in the fourth quarter 2005 to $0.09 million in the present period and professional fees, which increased by $0.02 during the same timeframe.
All of the Company’s $23.5 million of exploration expenses during the quarter have been capitalized under Canadian GAAP as exploration properties. This $23.5 million was comprised of four principle expenses: acquisition and lease, salaries and consulting and costs associated with supplies and general expenses. The $17.2 million acquisition and lease cost was for the acquisition of Centenario as outlined in the share purchase agreement with Austria Duvaz and the settlement of the land dispute with the Pucara community. Supplies and general expenses for the period were $2.6 million and salaries and consulting expenses totaled $1.9 million for the current quarter.
Expenses for the fourth quarter of 2006 totaled $1.4 million, up slightly from the $1.3 million in the same period in 2005. This slight increase relates to a $0.1 million increase in stock-based compensation from $0.5 million in the fourth quarter of 2005 to $0.6 million for the same quarter in 2006. There were also minor increases in professional fees of $0.02 million and management fees of $0.05 million between the fourth quarter 2005 and the current quarter. These increases were partially offset by a reduced foreign exchange loss of $0.07 million, from a recorded $0.1 million in 2005 to $0.03 million for the same period in 2006.
Selected Annual Information
The following table sets out selected annual financial information of Peru Copper and is derived from the Company’s audited consolidated financial statements for the periods ended December 31, 2006, 2005 and 2004. Amounts are in millions of dollars, except for loss per share information.

	2006	2005	2004
Sales	$0.0	$0.0	$0.0
Loss for the Period	$(3.3)	$(3.4)	$(0.3)
Loss per Share — Basic and Diluted	$(0.03)	$(0.04)	$(0.00)
Total Assets	$115.3	$60.5	$55.7
Total Long-term Liabilities	$0.0	$0.0	$0.0
Dividends Declared	Nil	Nil	Nil
Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Peru Copper and is derived from unaudited quarterly consolidated financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP and are expressed in US dollars.

			Basic and Fully-Diluted
		Income (Loss) from	Income (Loss) per Share
		Continued Operations	from Continued
		and Net Income (Loss) in	Operations and Net
Period	Revenues	Millions	Income (Loss)
| | |
4th Quarter 2006	Nil	$(0.9)	$(0.01)
3rd Quarter 2006	Nil	$(0.9)	$(0.01)
2nd Quarter 2006	Nil	$(0.6)	$(0.01)
1st Quarter 2006	Nil	$(1.0)	$(0.01)
4th Quarter 2005	Nil	$(1.3)	$(0.01)
3rd Quarter 2005	Nil	$(0.8)	$(0.01)
2nd Quarter 2005	Nil	$(0.8)	$(0.01)
1st Quarter 2005	Nil	$(0.7)	$(0.01)
The fourth quarter 2006 saw the loss from operations remain constant at $0.9 million compared to the prior period.
The third quarter 2006 saw an increased loss of $0.3 million when compared to the prior period due to increased management fees and salaries of $0.2 million and slight increases in stock-based compensation and professional fees totaling approximately $0.1 million.
Second quarter 2006 saw the net loss decrease from the prior period by $0.4 million due to increases of $0.4 million in interest income and $0.05 million in a foreign exchange gain. Additionally, reducing the loss was a decrease in listing and filing fees of $0.2 million. Partially offsetting these gains was a $0.05 increase in stock-based compensation.
First quarter 2006 saw the net loss decrease by $0.3 million from the prior period due to an increase in interest income of $0.1 million and a foreign exchange gain of nearly $0.1 million. Also, contributing was a decrease in management fees and salaries of $0.08 million.
Fourth Quarter 2005 saw expenses increase by $0.5 million from the third quarter to $1.3 million. The increase was due to a decline in interest income of $0.06 million and a difference in foreign exchange of $0.14 million. Other significant changes included increases in accounting and legal fees of $0.07 million, a $0.04 increase in salaries and an increase of $0.03 million in shareholder information expenses.
Third quarter 2005 did not materially vary from the previous period. The loss for the quarter was $0.8 million and consisted of stock based compensation of $0.5 million, filing fees of $0.2 million and $0.2 million for accounting and legal fees. These expenses were partially offset by interest income of $0.2 million.
Second quarter 2005 includes a foreign exchange loss of $0.01 million, interest income of $0.2 million, stock-based compensation of $0.5 million, and recovery on the costs related to listing on the American Stock Exchange of C$0.25 million. Without these items, the administrative costs of the Company during the period were $0.6 million, which is comparable to costs of $0.6 million in the prior quarter.
First Quarter 2005 includes a foreign exchange loss of $0.04 million, interest income of $0.2 million and stock-based compensation of $0.4 million. Without these items, the administrative costs of the Company during the period were $0.6 million, comparable to the prior quarter.

Liquidity and Capital Resources
Cash
Peru Copper had a cash balance of $35.6 million and $26.7 million respectively at year-end December 31, 2006 and December 31, 2005. The Company maintains the bulk of its cash and equivalents in low-risk investment instruments (see table below) that comply with the Company’s short-term investment policy, which is to preserve and grow the value of invested assets while providing sufficient liquidity to meet required cash flows.
Cash and Cash Equivalents Table

2006	Balance	Yield
Cash	5,241,896	0%

Equivalents
Federal Notes (a)	30,396,503	5.19%
Provincial Notes (b)		0%
Cash	11,518	0%

Total	35,649,917

2005	Balance	Yield
Cash	9,550,369	0%

Equivalents
Federal Notes	13,032,438	4.11%
Provincial Notes	4,091,632	4.33%
Cash	3,013	0%

Total	26,677,452

(a)	Federal Notes are Canadian Government bonds or Canadian Federal Crown Corporation bonds that are issued and guaranteed by the Government of Canada.

(b)	Provincial Notes are bonds issued and guaranteed by Canada’s Provincial Governments.
The $7.7 million increase in cash and equivalents was due to an additional $40.4 million being raised through the exercise of 20.1 million warrants, at $2.00 per share and 1.4 million stock options, at $1.42 per share, in 2006. In addition, the Company’s letter of credit was reduced increasing cash by $1.5 million. Cash received through the exercise of warrants and stock options were the primary sources of funding for Peru Copper in 2006.

Expenditures
The increase in cash was partially offset by $15 million being placed in an escrow account to fund the design, construction and start-up of the Kingsmill Tunnel water treatment plant. The plant will be used to treat water that passes through the Kingsmill Tunnel. The tunnel, constructed in the mid 1930’s, drains mine workings and crosses beneath the mining concessions in the Morococha mining district. This escrow account will be administered jointly by the Peruvian Government through the Ministry of Energy and Mines, Proinversion, an organization that aids private investment in Peru, and the Company, which will oversee the bidding process, construction and operation of the plant.
Other significant expenditures, which affected cash flow in 2006 and will continue to be important in the future, are required under agreements with Austria Duvaz and the Pucara community, as described below. These agreements and their related expenditures will facilitate the Company’s continued development of the Toromocho Project.
On March 16, 2006 the Company entered into a general framework agreement with Austria Duvaz, a privately held Peruvian mining company, whereby the Company acquired an exclusive option to purchase certain mining concessions and surface areas held by Austria Duvaz located in the Morococha mining district. These concessions are of interest to the Company because they are directly adjacent to the concessions that comprise the Toromocho pit.
In October 2006, the Company finished its due diligence of the Austria Duvaz mining concessions and executed two agreements with Austria Duvaz, a transfer option agreement on mining concessions and a share purchase agreement for an additional group of mining concessions.
The transfer option agreement, which has a term of 5 years, applies to 27 wholly owned mining concessions and to the interests of Austria Duvaz in 3 additional mining concessions. Under the terms of the option agreement, the Company will assume and settle $13.1 million in outstanding debts associated with these mining concessions. In 2006, the Company agreed to pay $2.0 million in settlement of $2.9 million of these outstanding debts, which will be paid over a 5 years period beginning in the first quarter of 2007 (see chart in the “Contractual and Commitment Obligations”).
Pursuant to the share purchase agreement with Austria Duvaz, the Company acquired Centenario, a Peruvian company holding title to a group of 30 mining concessions that were transferred from Austria Duvaz. The Company has agreed to pay an additional sum of $8.0 million to the shareholders of Centenario. In 2006, $2.0 million was paid to the Centenario shareholders.
In addition to the $13.1 million in debts assumed pursuant to the transfer option agreement, the Company assumed $7.7 million of Austria Duvaz debt held by various banking institutions. The Company renegotiated this debt and was able to reduce the total financial debt obligation to $2.9 million, of which $1.4 million was repaid in 2005 and the remaining $1.5 million repaid in 2006.
Furthermore, an important agreement was reached with the Pucara community. According to the Pucara agreement, the Company made a payment valued at $1.9 million, in the form of a $1.5 million land purchase and improvements and $0.4 million in machinery and equipment, to resolve a dispute between the community and Centromin relating to land which is required for the successful development of the Toromocho Project. The agreement also stipulated that the Company would issue 500,000 shares of its common stock to the Pucara community or, in lieu of stock, make a cash payment in an amount equal to the closing price of 500,000 shares of its common stock as quoted on the American Stock Exchange on October 10, 2006, the date the agreement with the Pucara community was signed. In January 2007, the Company made a cash payment for $1.86 million ($3.72/share by 500,000 shares), instead of issuing shares to the community. Under the terms of the agreement one additional parcel of land will be acquired by the Company for $0.2 million, which will bring the total payments made to Pucara to $4.0 million.
Outlook and Capital Requirements:
At December 31, 2006 the Company had a cash balance of $35.6 million. The Company estimates that it has sufficient cash and equivalents to meet its planned expenditure and operating needs well into the fourth quarter of 2007. Based upon current information and the Company’s future capital requirements, this amount will be insufficient to cover the Company’s commitments and planned expenditures beyond the fourth quarter of 2007. This estimate is based on current information and as this information is modified the Company’s expenditures and cash requirements will change accordingly.
Planned expenditures for 2007 include the completion of a bankable Feasibility Study as well as other technical studies, the servicing of the Austria Duvaz debt obligations, the continuation of the Company’s resettlement program, as well as the Company’s general and administrative costs associated with the development of the project. Planned expenditures for periods immediately beyond 2007 include the exercise of the Toromocho Option, continued development of the Toromocho Project and increased expenditures related to community resettlement.
The Company is aware of its cash needs and requirements and is attempting to secure additional financing to satisfy its future commitments and planned expenditures, including the exercise of the Toromocho Option. Areas that the Company is investigating to obtain additional financing include, but are not limited to, the issuance of additional equity, debt, or financing from other sources. The Company believes that given the excellent opportunity that the Toromocho Project represents and the current state of world markets the necessary financing will be obtained.
Peru Copper’s opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned above are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Peru Copper’s performance (as measured by various factors including the progress and results of the Feasibility Study, its ability to exercise the Toromocho Option, drilling and metallurgical testing results from the Toromocho Project), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

Contractual and Commitment Obligations:
The following table summarizes our material contractual and commitment obligations as of December 31, 2006.

In US$ millions	TOTAL	2007	2008	2009	2010	2011
Toromocho Option (a)	30.0		30.0
Centenario
Shareholders (b)	6.0	2.6	1.7	1.7
Austria Duvaz
Debt (c)	13.1	3.5	3.3	2.4	1.2	2.7
TOTAL	49.1	6.1	35.0	4.1	1.2	2.7
(a) Toromocho Option:
     In June 2003, the Company entered into the Toromocho Option with Centromin. Pursuant to this agreement upon the exercise of the option the Company will have to put up a $30.0 million performance bond guarantee before June 11, 2008, the date the option expires. Before exercising the Option the Company will incur additional expenditures including the establishment of a 10,000 tonnes per day operation. The Company is presently evaluating costs associated with these items and will continue to study them throughout 2007.
(b) Centenario Shareholders:
     In October 2006, the Company entered into a share purchase agreement with Austria Duvaz, to acquire Centenario, a Peruvian company controlled by Austria Duvaz, and its mining concessions. In accordance with the agreement, the Company will pay a sum of $8 million to the shareholders of Centenario of which $6.0 million remains to be paid as of December 31, 2006.
(c) Austria Duvaz Debt:
     In a separate agreement with Austria Duvaz, the Company has the right to acquire interests in 30 mining concessions held by Austria Duvaz. In exchange for this right, the Company will assume and settle approximately $13.1 million of outstanding debt incurred by Austria Duvaz. The Company has the right to renegotiate the terms of these debt obligations to obtain the greatest economic benefit. Payments related to the Austria Duvaz debt obligations will begin to be made in 2007 and last for a 5 year period with maximum amounts to be settled by year as outlined in the table above.
Foreign Currency Exchange Rate Risk
All of Peru Copper’s activities are located in Peru, with the exception of a small administrative office in Canada. Peru Copper’s future profitability could be affected by fluctuations in foreign currencies relative to the United States dollar and Canadian dollar. Peru Copper has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program.

Litigation, Claims and Assessment
Empresa Minera Natividad (“Natividad”) Claims
On January 26, 2005 Natividad (now Compañia Minera Argentum), which is owned by Pan American Silver Corporation, filed suit against Minera Peru Copper S.A. (the Company’s subsidiary in Peru) and the Marcionelli, Gore and Ghezzi families. The dispute relates to the Company’s acquisition, in 2004, of a 50% interest in four mineral claims from the three families named in the suit and others. Natividad holds the remaining 50% interest in these claims.
Natividad claims that it has a right of redemption in any sale of the 50% interest held by the three families and others, giving Natividad the option to annul any sale by acquiring the 50% interest for the same price that the claims would have been sold to a third party.
The Company believes that it has properly represented its case and estimates its chances of receiving a favorable ruling as being fair. In the event that the judgment is unfavorable the Company would be reimbursed by Natividad for the price it paid for its acquisition and could elect to appeal the decision. The Company does not consider these claims to be material in the development of the Toromocho Project.
Compañia Minera Argentum — Administration process of easement
Compañia Minera Argentum, controlled by Pan American Silver, has initiated an administrative procedure with the Ministry of Energy and Mines to impose a sub-surface easement to access mining claims they own by passing through mining claims belonging to Activos Mineros. These mining claims are part of several mining concessions owned by Activos Mineros and are included in the purchase option agreement between Activos Mineros and the Company.
The Company and Activos Mineros have objected to this request citing that any sub-surface mining activity on these concessions would pose an increased safety risk. An inspection of the zone by experts appointed by the General Direction of Mining has been conducted to determine whether granting these sub-surface access rights does indeed pose a safety risk.
In March of 2007, the General Direction of Mining approved the easement requested by Compañia Minera Argentum. Minera Peru Copper has filed an appeal to the Mining Council of the Ministry of Energy and Mines. The Company believes that its view will prevail and that the possibility of receiving a favorable ruling is good. An unfavorable outcome could complicate the development of the Toromocho Project; however, these new easements would also remain subordinate to the Toromocho option like all Argentum easements.
Revocation of Agreement — Minera Peru Copper S.A. (“Minera Peru Copper”) vs. Amalia Subercaseaux Donoso de Bonifax y María Amalia Bonifaz Subercaseaux (the “Subercaseaux Family”)
On June 27, 2006, Minera Peru Copper filed suit against the Subercaseaux Family, seeking to revoke an agreement between the Subercaseaux Family and Compañia

Minera Argentum (“Argentum”) concerning the acquisition of a 50% stake in the “Argentina” mining concession.
Minera Peru Copper had reached an agreement in principle with representatives of the Subercaseaux Family to acquire their 50% interest in the mining concession. Before the agreement was signed, the representative of the Subercaseaux Family modified the contract and sold the Subercaseaux Family’s 50% stake in the concession to Argentum.
Minera Peru Copper has petitioned the Peruvian authorities to revoke the agreement between the Subercaseaux Family and Argentum on grounds that the representatives of the Subercaseaux Family negotiated in bad faith with Minera Peru Copper. A summons has been issued to the Subercaseauxs, who currently reside in Ecuador.
The Company believes that a favorable ruling will be reached and the contract between the Subercaseaux and Argentum annulled. In the opinion of the Company, the concession that is subject to this lawsuit is not material to the development of the Toromocho Project.
Forward Sales, Options and Other Commitments (including Off-Balance Sheet Arrangements)
We have no forward sales, option contracts, or other off-balance sheet arrangements.
In addition, the Company has no material commitments, with the exception of those listed in the “Contractual and Commitment Obligations” section, that may not be cancelled by the Company or that extend beyond one year.
Related Party Transactions
On January 18, 2006 David Lowell, Executive Chairman, exercised all of his common share purchase warrants in exchange for 1,180,000 common shares, resulting in an equity investment of $2.36 million.
During the year ended December 31, 2006 Geoffrey Loudon, one of the Company’s founders, exercised all of his common share purchase warrants in exchange for 988,333 common shares resulting in an additional equity investment in the Company of $1.98 million.
In addition to the exercise of warrants certain directors provided consulting services to the Company either directly or through companies owned by them. A company controlled by the Executive Chairman David Lowell, Lowell Mineral Exploration, was paid $154,065. Catherine McLeod-Seltzer, a Director of the Company was paid $30,000 for consulting services, Pathway Capital Ltd., a company owned by Director David De Witt, was paid $63,360 in consulting fees, and Director Thomas O’Neil was paid $3,600 for consulting work performed in 2006.
Directors or related parties who provided legal services either directly or through companies affiliated with them included Miguel Grau of Estudio Grau and Paul Stein of Cassels Brock & Blackwell LLP. Throughout 2006, Estudio Grau was paid

$8,674 for legal services and Cassels Brock & Blackwell was paid $184,119 for legal work performed.
In addition, Pathway Capital Ltd., owned by Director David De Witt, provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space. For the year ended December 31, 2006, Pathway Capital Ltd. has received $133,647 in reimbursements related to this agreement.
In 2006, the Company sublet an apartment from Director Charles Preble for $800 a month in Lima, Peru, which was for use by Company management.
Critical Accounting Policies
The details of the Company’s accounting policies are presented in note 2 of the 2006 annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:
Resource Properties
The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.
All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.
The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in exploration properties.
The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.
Stock-based Compensation

The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised. Prior to October 2006, management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004. From October 2006 and forward, the Company will use its own share price for determining the volatility factor for its stock-based compensation assumption. In addition, management has assumed that 100% of the options will be exercised and will remain unexercised until immediately prior to their expiry date. These assumptions may not necessarily be an accurate indicator of future volatility.
Outstanding Share Data
The following is a summary of the Company’s outstanding share data as of March 27, 2006.
Common Shares
A total of 119,339,517 common shares are outstanding.
Convertible Securities
A total of 7,540,260 stock options are issued and outstanding, with expiry dates ranging from June 30, 2008 through January 15, 2012. All stock options entitle the holders to purchase common shares of the Company.
Disclosure Controls and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.
Management’s Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2006, the Company’s internal control over financial reporting was effective.
Changes in Internal Control Over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Additional Sources of Information
Additional sources of information regarding Peru Copper, including the Company’s Annual Information Form (“AIF”). Is on SEDAR at www.sedar.com and is on the Company’s website www.perucopper.com.
Cautionary Notes to US Investors
Mineral reserves have been calculated in accordance with National Instrument NI 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. The Toromocho mineral reserves are classified as such under Canadian regulatory authorities and do not qualify as reserves under United States Industry Guide 7.
Cautionary note to U.S. investors concerning estimates of indicated mineral resources: We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.
Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an “inferred resource estimate” is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.